Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

17 November 2005



05012870



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

PROCESSED

NOV 3 0 2005

THOMSON
FINANCIAL

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

       Brambles Industries plc

2)   Name of shareholder having a major interest

       UBS AG

3)   Please state whether notification indicates that it is in respect of
       holding of the shareholder named in 2 above or in respect of a
       non-beneficial interest or in the case of an individual holder if it is a
       holding of that person's spouse or children under the age of 18

       UBS AG, acting through its business group and legal entities

4)   Name of the registered holder(s) and, if more than one holder, the
       number of shares held by each of them

       N/A

5)   Number of shares/amount of stock acquired

       N/A

6)   Percentage of issued class (any treasury shares held by company should not
       be taken into account when calculating percentage)

       N/A

7)   Number of shares/amount of stock disposed

       N/A

8)   Percentage of issued class (any treasury shares held by company should not
be taken
       into account when calculating percentage)

       N/A

9)   Class of security

       Ordinary shares of 5p each

10)   Date of transaction

       14 November 2005

11)   Date company informed

       16 November 2005

12)   Total holding following this notification

       Not advised

13)   Total percentage holding of issued class following this notification (any
treasury shares

held by company should not be taken into account when calculating percentage)

Below 3%

14)   Any additional information

15)   Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16)   Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 17 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list below

5) Number of shares/amount of stock acquired

   Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

   N/A

7) Number of shares/amount of stock disposed

   N/A

8) Percentage of issued class (any treasury shares held by company should not be taken
   into account when calculating percentage)

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    15 November 2005

11) Date company informed

    16 November 2005

12) Total holding following this notification

    38,601,222

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

5.32%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 17 November 2005

Details of Registered Holders

UBS Global Asset Management(Life) Ltd	1,510,144
UBS AG London Branch	29,471,378
UBS AG Australia Branch	7,619,700
Total	38,601,222